Exhibit 99.1
EchoStar Announces Financial Results for the Three and Nine Months Ended September 30, 2021

Englewood, CO, November 9, 2021—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three and nine months ended September 30, 2021.

Three Months Ended September 30, 2021 Financial Highlights:

•Consolidated revenue of $504.7 million.
•Net income of $30.2 million, consolidated net income attributable to EchoStar common stock of $33.4 million, and basic and diluted earnings per share of $0.38.
•Consolidated Adjusted EBITDA of $187.0 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Nine Months Ended September 30, 2021 Financial Highlights:

•Consolidated revenue of $1,487.1 million.
•Net income of $142.8 million, consolidated net income attributable to EchoStar common stock of $149.2 million, and basic and diluted earnings per share of $1.64.
•Consolidated Adjusted EBITDA of $559.4 million (see discussion and the reconciliation of GAAP to this non-GAPP measure below).

“I am pleased with our financial performance in the third quarter of 2021,” commented Michael Dugan, CEO and President of EchoStar. “We grew revenue, net income, and Adjusted EBITDA from the same period last year by managing all areas of the business prudently. Laying a strategic foundation for the multi-orbit future, we announced agreements with OneWeb to provide satellite connectivity solutions in the US and India and fulfilled the remaining ITU requirements to bring our Sirion-1 filing into use which is a key milestone in the development of our global S-band capabilities.”

Three Months Ended September 30, 2021 - Additional Information:

•Consolidated revenue increased 6.6% or $31.2 million year over year primarily driven by higher equipment sales of $25.0 million to our domestic and international enterprise customers.
•Adjusted EBITDA increased 12.2% or $20.3 million year over year.
◦Hughes segment Adjusted EBITDA increased $16.5 million year over year. The increase was driven primarily by higher revenue and lower cost of services provided to our consumer customers.
◦ESS segment Adjusted EBITDA was flat year over year.
◦Corporate and Other segment Adjusted EBITDA increased $3.7 million year over year.
•Net income increased $6.9 million year over year. The increase was primarily due to higher operating income of $25.6 million and lower net interest expense of $20.0 million, partially offset by higher income tax expense, net, of $16.8 million, unfavorable changes in foreign currency exchange rates of $13.3 million, and lower gains on investments, net, of $11.3 million.
•Total Hughes broadband subscribers were approximately 1,510,000, declining 32,000 from June 30, 2021. Subscribers in the US decreased by 24,000 as compared to June 30, 2021 to approximately 1,120,000. In the same period, subscribers in Latin America decreased by 8,000 to approximately 390,000. Similar to the US, our Latin American subscriber base has become capacity constrained in certain areas. While the balancing of total subscribers relative to capacity utilization resulted in lower subscribers, average revenue per user increased in both regions from the second quarter of 2021.

•For the three months ended September 30, 2021, approximately 66% of Hughes segment revenue was attributable to our consumer customers with approximately 34% attributable to our enterprise customers.

•Cash, cash equivalents and current marketable investment securities were $1.6 billion as of September 30, 2021.

•During the three months ended September 30, 2021, we repurchased 2,592,885 shares of our Class A common stock in open market trades.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three and nine months ended September 30, 2021 and 2020 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020

Revenue
Hughes	$496,937	$466,762	$1,465,073	$1,378,416
EchoStar Satellite Services	4,436	4,402	12,808	13,233
Corporate and Other	3,287	2,338	9,195	6,985
Total revenue	$504,660	$473,502	$1,487,076	$1,398,634

Adjusted EBITDA
Hughes	$202,997	$186,458	$612,251	$534,955
EchoStar Satellite Services	2,319	2,274	6,481	5,847
Corporate & Other:
Corporate overhead, operating and other	(19,974)	(21,572)	(61,940)	(63,948)
Equity in earnings (losses) of unconsolidated affiliates, net	1,630	(504)	2,615	(660)
Total Corporate & Other	(18,344)	(22,076)	(59,325)	(64,608)
Total Adjusted EBITDA	$186,972	$166,656	$559,407	$476,194

Net income (loss)	$30,217	$23,273	$142,804	$(49,307)
Expenditures for property and equipment	$89,537	$98,137	$352,003	$295,041

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020

Net income (loss)	$30,217	$23,273	$142,804	$(49,307)
Interest income, net	(5,725)	(7,364)	(16,914)	(33,707)
Interest expense, net of amounts capitalized	16,313	37,967	79,848	112,458
Income tax provision (benefit), net	19,748	2,950	63,047	6,309
Depreciation and amortization	120,596	129,822	368,864	392,077
Net loss (income) attributable to non-controlling interests	3,192	2,167	6,419	9,040
EBITDA	184,341	188,815	644,068	436,870
(Gains) losses on investments, net	(3,748)	(14,998)	(112,981)	37,764
Impairment of long-lived assets	—	—	245	—
Litigation Expense	—	—	16,800	—
License fee dispute - India, net of non-controlling interests	(262)	(480)	(708)	(1,043)
Loss on Debt Repurchase	—	—	1,938	—
Foreign currency transaction (gains) losses, net	6,641	(6,681)	10,045	2,603
Adjusted EBITDA	$186,972	$166,656	$559,407	$476,194

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended September 30, 2021 and 2020 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Tuesday, November 9, 2021 at 11:00 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To ask a question, the dial in numbers are (833) 562-0124 (toll-free) and (661) 567-1102 (international), Conference ID 1061358.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$429,656	$896,005
Marketable investment securities	1,127,048	1,638,271
Trade accounts receivable and contract assets, net	201,751	183,989
Other current assets, net	195,993	189,821
Total current assets	1,954,448	2,908,086
Non-current assets:
Property and equipment, net	2,374,080	2,390,313
Operating lease right-of-use assets	140,739	128,303
Goodwill	511,266	511,597
Regulatory authorizations, net	471,010	478,762
Other intangible assets, net	14,378	18,433
Other investments, net	351,884	284,937
Other non-current assets, net	364,553	352,921
Total non-current assets	4,227,910	4,165,266
Total assets	$6,182,358	$7,073,352

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$111,047	$122,366
Current portion of long-term debt, net	—	898,237
Contract liabilities	134,635	104,569
Accrued expenses and other current liabilities	241,615	299,999
Total current liabilities	487,297	1,425,171
Non-current liabilities:
Long-term debt, net	1,495,805	1,495,256
Deferred tax liabilities, net	407,650	359,896
Operating lease liabilities	127,424	114,886
Other non-current liabilities	135,737	70,893
Total non-current liabilities	2,166,616	2,040,931
Total liabilities	2,653,913	3,466,102

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both September 30, 2021 and December 31, 2020	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 57,939,820 shares issued and 39,810,942 shares outstanding at September 30, 2021 and 57,254,201 shares issued and 48,863,374 shares outstanding at December 31, 2020	58	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both September 30, 2021 and December 31, 2020	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2021 and December 31, 2020	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both September 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	3,341,751	3,321,426
Accumulated other comprehensive income (loss)	(205,470)	(187,876)
Accumulated earnings (losses)	732,814	583,591
Treasury shares, at cost	(406,295)	(174,912)
Total EchoStar Corporation stockholders' equity	3,462,906	3,542,334
Non-controlling interests	65,539	64,916
Total stockholders' equity	3,528,445	3,607,250
Total liabilities and stockholders' equity	$6,182,358	$7,073,352

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020

Revenue:
Services and other revenue	$432,739	$426,532	$1,294,355	$1,251,932
Equipment revenue	71,921	46,970	192,721	146,702
Total revenue	504,660	473,502	1,487,076	1,398,634
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	138,179	146,577	410,515	432,848
Cost of sales - equipment (exclusive of depreciation and amortization)	62,328	37,079	161,982	115,529
Selling, general and administrative expenses	112,986	115,358	341,143	354,437
Research and development expenses	7,974	7,676	22,960	21,378
Depreciation and amortization	120,596	129,822	368,864	392,077
Impairment of long-lived assets	—	—	245	—
Total costs and expenses	442,063	436,512	1,305,709	1,316,269
Operating income (loss)	62,597	36,990	181,367	82,365
Other income (expense):
Interest income, net	5,725	7,364	16,914	33,707
Interest expense, net of amounts capitalized	(16,313)	(37,967)	(79,848)	(112,458)
Gains (losses) on investments, net	3,748	14,998	112,981	(37,764)
Equity in earnings (losses) of unconsolidated affiliates, net	74	(2,134)	(2,596)	(5,866)
Foreign currency transaction gains (losses), net	(6,641)	6,681	(10,045)	(2,603)
Other, net	775	291	(12,922)	(379)
Total other income (expense), net	(12,632)	(10,767)	24,484	(125,363)
Income (loss) before income taxes	49,965	26,223	205,851	(42,998)
Income tax benefit (provision), net	(19,748)	(2,950)	(63,047)	(6,309)
Net income (loss)	30,217	23,273	142,804	(49,307)
Less: Net loss (income) attributable to non-controlling interests	3,192	2,167	6,419	9,040
Net income (loss) attributable to EchoStar Corporation common stock	$33,409	$25,440	$149,223	$(40,267)

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) per share	$0.38	$0.26	$1.64	$(0.41)

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the nine months ended September 30,
	2021	2020

Cash flows from operating activities:
Net income (loss)	$142,804	$(49,307)
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	368,864	392,077
Impairment of long-lived assets	245	—
Losses (gains) on investments, net	(112,981)	37,764
Equity in losses (earnings) of unconsolidated affiliates, net	2,596	5,866
Foreign currency transaction losses (gains), net	10,045	2,603
Deferred tax provision (benefit), net	45,950	4,474
Stock-based compensation	5,913	6,887
Amortization of debt issuance costs	2,192	3,212
Other, net	16,691	(9,145)
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(20,894)	(9,157)
Other current assets, net	(7,841)	(21,090)
Trade accounts payable	(15,386)	(17,824)
Contract liabilities	30,066	(11,438)
Accrued expenses and other current liabilities	(103,457)	29,155
Non-current assets and non-current liabilities, net	63,055	1,325
Net cash provided by (used for) operating activities	427,862	365,402

Cash flows from investing activities:
Purchases of marketable investment securities	(1,452,982)	(2,234,671)
Sales and maturities of marketable investment securities	2,099,815	1,231,790
Expenditures for property and equipment	(352,003)	(295,041)
Expenditures for externally marketed software	(25,634)	(27,824)
Purchase of other investments	(50,000)	(5,500)
Sales of other investments	10,951	—
Net cash provided by (used for) investing activities	230,147	(1,331,246)

Cash flows from financing activities:
Repurchase and maturity of the 2021 Senior Unsecured Notes	(901,818)	—
Payment of finance lease obligations	(578)	(606)
Payment of in-orbit incentive obligations	(1,800)	(1,268)
Proceeds from Class A common stock options exercised	—	983
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	7,288	8,066
Treasury share repurchase	(229,383)	(5,893)
Contribution by non-controlling interest holder	9,880	14,268
Other, net	(966)	998
Net cash provided by (used for) financing activities	(1,117,377)	16,548

Effect of exchange rates on cash and cash equivalents	(3,114)	(8,348)
Net increase (decrease) in cash and cash equivalents	(462,482)	(957,644)
Cash and cash equivalents, including restricted amounts, beginning of period	896,812	1,521,889
Cash and cash equivalents, including restricted amounts, end of period	$434,330	$564,245